UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Osiris Acquisition Corp.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

68829A103
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68829A103	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSON Osiris Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,467,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,467,500
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,467,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.26%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 68829A103	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSON Fortinbras SPAC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,467,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,467,500
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,467,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.26%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 68829A103	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSON Fortinbras Enterprises LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,467,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,467,500
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,467,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.26%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 68829A103	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSON Fortinbras Enterprises Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,467,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,467,500
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,467,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.26%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 68829A103	SCHEDULE 13G	Page 6 of 11

1	NAME OF REPORTING PERSON Benjamin E. Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,467,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,467,500
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,467,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.26%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 68829A103	SCHEDULE 13G	Page 7 of 11

Item 1(a).	Name of Issuer.

Osiris Acquisition Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices.

95 5th Avenue, 6th Floor, New York, NY 10003

Item 2(a).	Name of Person Filing.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Osiris Sponsor, LLC

2. Fortinbras SPAC Holdings LLC

3. Fortinbras Enterprises LP

4. Fortinbras Enterprises Holdings LLC

5. Benjamin E. Black

Osiris Sponsor, LLC holds Class B Common Stock, par value $0.0001 per share, of the Issuer convertible into Class A Common Stock.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The principal business address of each of the Reporting Persons is as follows: 95 5th Avenue, 6th Floor, New York, NY 10003

Item 2(c).	Citizenship.

See responses to Row 4 on each cover page.

Item 2(d).	Title of Class of Securities.

Class A Common Stock, $0.0001 par value.

Item 2(e).	CUSIP Number.

68829A103

CUSIP No. 68829A103	SCHEDULE 13G	Page 8 of 11

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

Osiris Sponsor, LLC, a Delaware limited liability company (“Osiris Sponsor”), directly owns 4,467,500 shares of Class B Common Stock, par value 0.0001 per share (“Class B Common Stock”), of the Issuer, which are convertible into the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”). Such shares may be deemed to be beneficially owned by Fortinbras SPAC Holdings LLC, a Delaware limited liability company (“SPAC Holdings”), which manages Osiris Sponsor. SPAC Holdings is managed by Fortinbras Enterprises LP, a Delaware limited partnership (“Fortinbras Enterprises”). Fortinbras Enterprises Holdings LLC, a Delaware limited liability company (“HoldCo”), serves as the general partner of Fortinbras Enterprises. Benjamin E. Black is the sole member of HoldCo. As a result of these relationships, each of Osiris Sponsor, SPAC Holdings, Fortinbras Enterprises, HoldCo and Mr. Black may be deemed to have or share beneficial ownership of the securities held directly by Osiris Sponsor. Each of Osiris Sponsor, SPAC Holdings, Fortinbras Enterprises, HoldCo and Mr. Black disclaim beneficial ownership of such securities except to the extent of their direct ownership.

In addition to the securities reported on the cover pages hereto, Osiris Sponsor also directly owns 6,600,000 private placement warrants to purchase 6,600,000 shares of Class A Common Stock. The warrants become exercisable beginning on the later of May 13, 2022, or 30 days after the completion of the Issuer’s initial business combination, and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on (i) 23,000,000 shares of Class A Common Stock outstanding as of November 15, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021 and (ii) 4,467,500 shares of Class B Common Stock directly owned by the Osiris Sponsor, assuming conversion of such shares of Class B Common Stock into Class A Common Stock (calculated pursuant to Rule 13d-3(d)(1)(i)).

	(a)	Amount beneficially owned:
See responses to Row 9 on each cover page.

	(b)	Percent of class:
See responses to Row 11 on each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See responses to Row 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Row 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Row 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Row 8 on each cover page.

CUSIP No. 68829A103	SCHEDULE 13G	Page 9 of 11

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 68829A103	SCHEDULE 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2022

OSIRIS SPONSOR, LLC

By:	Fortinbras SPAC Holdings LLC,
its managing partner

	By:	Fortinbras Enterprises LP,
its managing member

		By:	Fortinbras Enterprises Holdings LLC,
its general partner

			By:	/s/ Benjamin E. Black
			Name:	Benjamin E. Black
			Title:	Managing Partner

Fortinbras SPAC Holdings LLC

By:	Fortinbras Enterprises LP,
its managing member

	By:	Fortinbras Enterprises Holdings LLC,
its general partner

		By:	/s/ Benjamin E. Black
		Name:	Benjamin E. Black
		Title:	Managing Partner

Fortinbras Enterprises LP
By:	Fortinbras Enterprises Holdings LLC,
its general partner

	By:	/s/ Benjamin E. Black
	Name:	Benjamin E. Black
	Title:	Managing Partner

Fortinbras Enterprises Holdings LLC
By:	/s/ Benjamin E. Black
Name:	Benjamin E. Black
Title:	Managing Partner

/s/ Benjamin E. Black
Benjamin E. Black

CUSIP No. 68829A103	SCHEDULE 13G	Page 11 of 11

Exhibit Index

Exhibit No.	Description
Exhibit 1

Joint Filing Agreement, dated as of February 3, 2022, by and among Osiris Sponsor, LLC, Fortinbras SPAC Holdings LLC, Fortinbras Enterprises LP, Fortinbras Enterprises Holdings LLC and Benjamin E. Black.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 3, 2022

OSIRIS SPONSOR, LLC

By:	Fortinbras SPAC Holdings LLC,
its managing partner

	By:	Fortinbras Enterprises LP,
its managing member

		By:	Fortinbras Enterprises Holdings LLC,
its general partner

			By:	/s/ Benjamin E. Black
			Name:	Benjamin E. Black
			Title:	Managing Partner

Fortinbras SPAC Holdings LLC

By:	Fortinbras Enterprises LP,
its managing member

	By:	Fortinbras Enterprises Holdings LLC,
its general partner

		By:	/s/ Benjamin E. Black
		Name:	Benjamin E. Black
		Title:	Managing Partner

Fortinbras Enterprises LP
By:	Fortinbras Enterprises Holdings LLC,
its general partner

	By:	/s/ Benjamin E. Black
	Name:	Benjamin E. Black
	Title:	Managing Partner

Fortinbras Enterprises Holdings LLC
By:	/s/ Benjamin E. Black
Name:	Benjamin E. Black
Title:	Managing Partner

/s/ Benjamin E. Black
Benjamin E. Black